UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended May 29, 1998

                                     or

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

     For the transition period from __________________ to _________________

                                  0-21314
                          (Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             U.S. CAN CORPORATION 1997 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            U.S. CAN CORPORATION
                             900 Commerce Drive
                         Oak Brook, Illinois 60523



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                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To U.S. Can Corporation:

We have audited the accompanying statement of income and changes in Plan equity of the U.S. CAN CORPORATION 1997 EMPLOYEE STOCK PURCHASE PLAN for the year ended May 29, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations of the U.S. Can Corporation 1997 Employee Stock Purchase Plan for the year ended May 29, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Chicago, Illinois
August 31, 1998



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                            U.S. CAN CORPORATION
                     1997 EMPLOYEE STOCK PURCHASE PLAN
               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED MAY 29, 1998

PARTICIPANT CONTRIBUTIONS                                 $ 547,912
COMPANY CONTRIBUTIONS                                        96,690
BENEFITS PAID TO PARTICIPANTS                              (644,602)
                                                          ---------
NET CHANGE IN PLAN EQUITY                                    --
PLAN EQUITY AT BEGINNING OF YEAR                             --
                                                          ---------
PLAN EQUITY AT END OF YEAR                               $   --
                                                          ---------



The accompanying Notes to Financial Statement are an integral part of this financial statement.



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                            U.S. CAN CORPORATION
                     1997 EMPLOYEE STOCK PURCHASE PLAN
                        NOTES TO FINANCIAL STATEMENT
                                MAY 29, 1998

1.   Description of the Plan

         A.   General

                  The U.S. Can Corporation 1997 Employee Stock Purchase Plan ("Plan") was designed to provide employees of U.S. Can Corporation ("Company") and its subsidiaries with the opportunity to acquire shares of common stock of the Company ("Stock") by granting options to such employees on a certain date (the "Grant Date"), to be exercisable at the option of the recipient within five business days after the Grant Date (the "Immediate Exercise Date") or 12 months after the Grant Date (the "Deferred Exercise Date") at an exercise price of $14.55625 per share of Stock which equated to 85% of the public market price of such shares on the Grant Date. The Grant Date was June 2, 1997 and the Deferred Exercise Date was May 29, 1998. The Plan was terminated on May 29, 1998.

         B.   Eligibility

                  A person was eligible to participate in the Plan if he was either a salaried employee or a member of a group of employees designated by the Company's Board of Directors as eligible to participate in the Plan on both May 1, 1997 and June 2, 1997.

         C.   Participant Contributions

                  An eligible employee was able to participate in the Plan only by paying cash or through payroll deductions. Each eligible employee who elected to participate in the Plan elected to have payroll deductions of one, two, three, four, five, six, seven or seven and one-half percent of his annual salary withheld but in no event less than $500. Such amounts were deducted from each participant's pay over the life of the option. For participants electing an immediate exercise, each participant specified an amount equal to one, two, three, four, five, six, seven or seven and one-half percent of his annual salary which the participant paid in cash to the Company not later than the Immediate Exercise Date.

         D.   Company Contributions

                  The Company's contributions to the Plan represent the 15% spread between the exercise price and the public market price as of the Grant Date for all Stock acquired under the Plan.

         E.   Benefits Paid to Participants

                  Benefits paid to participant are lump sum payments in Stock to the participants. For participants electing an immediate exercise, such shares of Stock were delivered to each such participant as soon as practicable after the Immediate Exercise Date. For participants electing a deferred exercise, such shares of Stock were acquired by the Plan from the Company on May 29, 1998. Participants electing a deferred exercise had the right during the 15 calendar days immediately preceding the Deferred Exercise Date to elect not to purchase all (but not part) of the shares otherwise purchasable on the Deferred Exercise Date. The purchase price of shares of Stock delivered to participants was 85% of the closing price per share of Stock on the Grant Date as reported on the New York Stock Exchange.



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2.   Significant Accounting Policies

                  The financial statement was prepared on an accrual basis of accounting.

3.   Tax Status

                  The Plan is a nonqualified stock option plan. An employee will not recognize any income at the time the option is granted. However, upon exercise of the option, the employee will recognize income equal to the difference between the exercise price of the option and the fair market value of the shares of Stock received on the date of exercise. Any taxable income recognized in connection with an option exercise will be subject to tax withholding by the Company. Upon resale of such shares by the employee, the employee's basis for determining taxable gain or loss would be the amount paid for such shares plus the amount that was includable in the employee's income at the time of exercise. Any gain recognized on disposition would generally be taxed as long-term or short-term capital gain depending on the length of time the employee is deemed to have held these shares and holding period in effect at the time.



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                                       SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       U.S. CAN CORPORATION
                                       1997 EMPLOYEE STOCK PURCHASE PLAN
                                       (Name of Plan)

Date: September 22, 1998

                                        By /s/ Anthony F. Bonadonna
                                           ----------------------------
                                        Plan Administrator Designate



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                               EXHIBIT INDEX

Exhibit No.                Description
----------                 -----------

23.1                       Consent of Arthur Andersen LLP